SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                        The Ashton Technology Group, Inc.
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                                (Name of Issuer)

                          Common Stock, par value $.01
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                         (Title of Class of Securities)

                                   045084-10-0
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                                 (CUSIP Number)

               Harvey Spear, Esq., Cadwalader Wickersham & Taft,
                      100 Maiden Lane, New York, NY 10038
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 9, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.       045084-10-0       .
         -------------------------

                                  SCHEDULE 13D

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CUSIP No. 045084-10-0
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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Fredric W. Rittereiser
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)(a) |_| (b) |_|
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3      SEC USE ONLY
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4      SOURCE OF FUNDS (See Instructions)
       PF
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5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)
       |X|
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6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.
------ ----------------------------------------------------------------------
--------------------- -------- ----------------------------------------------
                      7        SOLE VOTING POWER
     NUMBER OF                 1,750,000

       SHARES
                      -------- -----------------------------------------------
    BENEFICIALLY      -------- -----------------------------------------------
                      8        SHARED VOTING POWER
      OWNED BY                 -0-

        EACH          -------- -----------------------------------------------
                      -------- -----------------------------------------------
      REPORTING       9        SOLE DISPOSITIVE POWER
                               1,750,000
       PERSON
                      -------- -----------------------------------------------
        WITH          -------- -----------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                               -0-

--------------------- -------- -----------------------------------------------
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,750,000
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)  |_|
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         23.1%
-------- ---------------------------------------------------------------------
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14       TYPE OF REPORTING PERSON (See Instructions)
         IN
-------- ---------------------------------------------------------------------
-------- ---------------------------------------------------------------------

                         AMENDMENT NO. 3 TO SCHEDULE 13D

Item 1.  Security and Issuer

     This Statement relates to shares of common stock, $.01 par value per share, (the "Common Stock"), of The Ashton Technology Group, Inc. (the "Issuer"). The Issuer's principal executive office is located at 1900 Market Street, Suite 701, Philadelphia, Pennsylvania 19103. This Schedule 13D is being filed on behalf of Fredric W. Rittereiser ("Rittereiser" or the "Reporting Person"). This Statement amends and supplements Items 2, 3, 4, 5, 6 and 7 of any previous Schedule 13D regarding the Issuer filed by Rittereiser.

Item 2.  Identity and Background

     This Item is hereby amended and restated as follows:

     1.   (a) Fredric W. Rittereiser

          (b) c/o The Ashton Technology Group, Inc., 1900 Market Street, Suite 701, Philadelphia, Pennsylvania 19103-0012

          (c) President and Chief Executive Officer of the Issuer and Chairman of the Board of Directors of UTTC, an approximately 80% owned subsidiary of the Issuer, and Chairman of the Board of Directors and Chief Executive Officer of The Dover Group, Inc.

          (d)  No.

          (e) Rittereiser served as a President of Sherwood Capital Corp. ("Sherwood"), a broker-dealer in securities from February, 1987 through October, 1988. In May of 1993, a former customer of Sherwood brought an action naming as respondents Sherwood, the account executive who had previously serviced the customer's account, the branch manager of the location where the customer's account had previously been maintained and Rittereiser, as President of Sherwood. The customer alleged that as a result of the account executive having made unsuitable investment recommendations, he had incurred losses for which Sherwood, the branch office manager and Rittereiser were jointly and severally liable as a result of their alleged failure to have properly supervised the account executive.

               In August of 1993, the customer and Sherwood executed a release and settlement agreement which provided, in pertinent part, that the customer would withdraw all claims that had been asserted against Sherwood and its affiliated parties (including former officers) and that the customer would release Sherwood and such affiliated parties from all further claims.

               Based in part on Rittereiser's belief that as an officer he was an affiliated party of Sherwood who was indemnified and therefore covered by the release and settlement agreement, as well as the fact that Rittereiser was not served with a copy of the customer's statement of claim, Rittereiser did not respond to the customer's allegations. In April of 1994, notwithstanding the release and settlement agreement and the fact that Rittereiser was not then a member of the NASD, a default award was entered against Rittereiser and the other individual respondents in the amount of $33,500 together with the costs in the amount of $1,700. Rittereiser did not pay this arbitration award and, as a result thereof, his registration as a member of the NASD was suspended on or about September of 1994. Rittereiser retained counsel for the purpose of setting aside or otherwise rescinding such suspension.

               On October 24, 1996, the Arbitration Award was set aside and vacated with respect to Rittereiser, by Order of the Supreme Court of the State of New York, Fredric W. Rittereiser v. Dennis James Karol, Stipulation Index. No. 116385/96. On December 3, 1994, the NASD suspension of Rittereiser was lifted due to the New York court's order to vacate.

          (f)  U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration

     This item is hereby supplemented as follows:

     The Reporting Person will use personal funds to purchase the 750,000 shares of Common Stock (the "Shares") from David N. Rosensaft for $2,000,000 on April 10, 1997.

Item 4.  Purpose of Transaction

     This item is hereby supplemented as follows:

     The Reporting Person has acquired the Shares for investment purposes. The Reporting Person does not have any present plan, proposal, or intention which relates to or would result in any action with respect to the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D. The Reporting Person may dispose of or acquire additional securities of the Issuer in privately negotiated transactions, market transactions or otherwise. The Reporting Person intends to exercise his rights as a stockholder in accordance with his best interests.

Item 5.  Interest in Securities of the Issuer

     This item is hereby amended and restated as follows:

     (a) Based on the Form 10-QSB of the Issuer for the period ended December 31, 1996, the Issuer had issued and outstanding 7,562,500 shares of Common Stock.

     Pursuant to the Settlement Agreement and Stock Purchase Agreement attached as Exhibits 99.1 and 99.2, respectively, to this Schedule 13D, The Dover Group, Inc. ("Dover"), Rittereiser, or his or its designee will purchase 750,000 shares of Common Stock from Rosensaft for $2,000,000 on April 10, 1997. Rittereiser may be considered the beneficial owner of these shares.

     Rittereiser may be considered the beneficial owner of a total of 1,750,000 shares of Common Stock, or 23.1% of the outstanding Common Stock.

     (b)                                         Fredric W. Rittereiser
             Sole Power to vote/direct vote           1,750,000
             Shared Power to vote/direct vote             -0-
             Sole Power to dispose/direct             1,750,000
               disposition
             Shared Power to dispose/ direct              -0-
               disposition

     (c) During the past sixty days, the following transactions in the Common Stock were effected: See Item 6.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     This item is hereby supplemented as follows:

     A Settlement Agreement by and among Issuer, Universal Trading Technologies Corporation, Rittereiser, Dover and Rosensaft and a Stock Purchase Agreement by and among Issuer, Rittereiser, Dover and Rosensaft (collectively, the "Agreements"), were both entered into on January 30, 1997. Subject to the Agreements, Dover, Rittereiser, or his or its designee will purchase 750,000 shares of Common Stock from Rosensaft for $2,000,000 on April 10, 1997. The Settlement Agreement is attached as Exhibit 99.1 to this Schedule 13D, and the Stock Purchase Agreement is attached as Exhibit 99.2 to this Schedule 13D.

Item 7.  Material to Be Filed as Exhibits

     This item is hereby supplemented as follows:

     Exhibit 99.1 - Settlement Agreement by and among The Ashton Technology Group, Inc., Universal Trading Technologies Corporation, Fredric W. Rittereiser, The Dover Group, Inc. and David N. Rosensaft, dated January 30, 1997.

     Exhibit 99.2 - Exhibit A to the Settlement Agreement, the Stock Purchase Agreement by and among The Ashton Technology Group, Inc., The Dover Group, Inc., Fredric W. Rittereiser and David N. Rosensaft, dated January 30, 1997.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 1997

Fredric W. Rittereiser


/s/  Fredric W. Rittereiser
---------------------------